

George Reed · 3rd

 **Big Daddy Unlimited**

VP Business Development at Big Daddy Unlimited

Metro Jacksonville · 500+ connections · **Contact info**

Experience



Vice President Business Development

Big Daddy Unlimited · Full-time

May 2020 – Present · 2 mos

Gainesville, Florida, United States

Revolutionizing the Online Gun store... Join the Revolution!

President/Owner

The Diamond Team Inc. · Full-time

Mar 2005 – Present · 15 yrs 4 mos

Jacksonville, Florida, United States

Forbes 400 top MLM income earner 2007 & 2008. Helped company achieve Inc 500, fastest company to billion in sales, & #1 in the beverage category
-Recipient of the Top Income Earner award and personally responsible for a team of 300,000 distributors   **...see mor**

Financial Advisor/Life Insurance Specialist

DS Drelich & Associates/Highland Capital · Full-time

Jun 2012 – May 2020 · 8 yrs

Jacksonville, Florida Area

-Prospect and maintain clients, conducting annual reviews and establishing secure investment

portfolios
-100% retention rate of clients for 8 straight years by developing strong, trusting relationships
-Experience managing a wide range of client portfolios, from $100,000 in net worth ...**...see mor**



Insurance Sales Manager

Kemper · Full-time

Feb 1994 – Jun 2006 · 12 yrs 5 mos

Jacksonville, Florida, United States

Kemper Life's top Sales Manager in the southeast for 5 years straight
-7 time Presidents Awarded Exotic Vacation recipient for entire team
-Top recruiter in the southeast 6 years consecutively
-Hired & promoted 9 agents to management-level positions   **...see mor**

Jewelry Manager

Friedmans Jewelers · Full-time

Dec 1988 – Feb 1994 · 5 yrs 3 mos

Clearwater Fl.

-Youngest Manager in the company history
-$500,000 first-year sales at a new location in Clearwater Fl.
-Achieved a record-breaking $500,000 in sale first year
-Responsible for the security, management, and Auditing of $15M of inventory   **...see mor**

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Licenses & Certifications



Insurance Agent, Accident, Health, Life, Variable Life & Variable Annuities

State of Florida

Issued Feb 1994 · Expires Feb 2024

Credential ID A216786

Skills & Endorsements

Leadership · 10

Dan Halliman and 9 connections have given endorsements for this skill

Customer Service · 11

Jacob Reed and 10 connections have given endorsements for this skill

Management · 7

Dan Halliman and 6 connections have given endorsements for this skill

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